                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                               Four Media Company
               --------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
               --------------------------------------------------
                         (Title of Class of Securities)


                                    350872107
               --------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Stephen Distler
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                January 18, 1999
               --------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D



------------------------------                               -------------------
CUSIP No.   350872107                                        Page 2 of 18 Pages
------------------------------                               -------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus Equity Partners, L.P.
     I.D. #13-3986317
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                     (b)  |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY
---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------- ------ ----------------------------------------------------------
                  7      SOLE VOTING POWER
                         0
               ------ ----------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES                6,898,753
BENEFICIALLY   ------ ----------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH                 0
  REPORTING    ------ ----------------------------------------------------------
 PERSON WITH     10      SHARED DISPOSITIVE POWER
                         6,898,753
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     6,898,753
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54.7%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



------------------------------                               -------------------
CUSIP No.   350872107                                        Page 3 of 18 Pages
------------------------------                               -------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Warburg, Pincus & Co.
     I.D. #13-6358475
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                     (b)  |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY
---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- ------ ----------------------------------------------------------
                  7      SOLE VOTING POWER
                         0
               ------ ----------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES                7,300,268
BENEFICIALLY   ------ ----------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH                 0
  REPORTING    ------ ----------------------------------------------------------
 PERSON WITH     10      SHARED DISPOSITIVE POWER
                         7,300,268
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     7,300,268
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



------------------------------                               -------------------
CUSIP No.   350872107                                        Page 4 of 18 Pages
------------------------------                               -------------------


---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. Warburg, Pincus & Co., LLC
     I.D. #13-3536050
---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |_|
                                                                     (b)  |X|
---- ---------------------------------------------------------------------------
 3   SEC USE ONLY
---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A
---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)  |_|
---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-------------- ------ ----------------------------------------------------------
                  7      SOLE VOTING POWER
                         0
               ------ ----------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES                7,300,268
BENEFICIALLY   ------ ----------------------------------------------------------
  OWNED BY        9      SOLE DISPOSITIVE POWER
    EACH                 0
  REPORTING    ------ ----------------------------------------------------------
 PERSON WITH     10      SHARED DISPOSITIVE POWER
                         7,300,268
---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     7,300,268
---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*  |_|

---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     57.9%
---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Explanatory Note

     This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW"), relating to the common stock, par value $0.01 per share, of Four Media Company, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of Four Media Company, par value $0.01 per share.

     As further detailed herein and in the Exhibits attached hereto, the information reported on this Schedule 13D pertains to a series of voting agreements entered into in the context of a purchase of Common Stock from several different sellers (the "Transaction"). The consummation of the Transaction and the completion of the purchase contemplated therein (the "Closing") is contingent upon certain events beyond the control of the reporting persons. Nevertheless, the voting agreements and certain related agreements may presently confer beneficial ownership upon the reporting persons insofar as they could be regarded as sharing in the direction of the voting or disposition of Common Stock.

     Pursuant to Rule 13d-4 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons do hereby expressly declare that the filing of this statement shall not be construed as an admission of beneficial ownership of any of the securities covered by this statement.


                                    5 of 18

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 2813 West Alameda Avenue, Burbank, California, 91505.

Item 2.  Identity and Background.

     (a) This statement is filed by WPEP, WP and EMW (collectively, the "Reporting Entities"). The sole general partner of WPEP is WP. EMW manages WPEP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control both WP and EMW. WP has a 20% interest in the profits of WPEP as the general partner. The general partners of WP and the members of EMW are described in Schedule I hereto.

     (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WPEP is that of a partnership engaged in making venture capital and related investments. The principal business of WP is acting as general partner of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of WPEP, Warburg, Pincus Ventures International, L.P., Warburg, Pincus Ventures, L.P., Warburg, Pincus Investors, L.P., and Warburg, Pincus Capital Company, L.P.


                                    6 of 18

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The total amount of funds required by WPEP to effect the Closing, should all contingencies satisfied, is $80,040,187 and is to be furnished from the working capital of WPEP.

Item 4.  Purpose of Transaction.

     The purchases by WPEP of Common Stock are planned to be effected because of the Reporting Entities' belief that the Company represents an attractive investment. The Reporting Entities may


                                    7 of 18
from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, not to increase, or to decrease, the size of their investment in the Company.

     (a) In connection with the Transaction, certain acquisitions of Common Stock are contemplated by WPEP along with Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (WPEP, together with these "Netherlands Entities", collectively, the "Purchasers"), in which WPEP will ultimately acquire, after the Closing, beneficial ownership of 94.5% of the Common Stock purchased by the Purchasers. The remaining 5.5% of such Common Stock will be allocated to the Netherlands Entities.

     Pursuant to a securities purchase agreement with the Company, dated as of January 18, 1999 (the "Securities Purchase Agreement"), the Purchasers will acquire, subject to, among other things, receipt of stockholder, regulatory and bank approval, 6,582,607


                                    8 of 18
newly issued shares of Common Stock from the Company for $52,660,856, and will receive a warrant to purchase an additional 1,100,000 shares of Common Stock at an exercise price of $15.00 per share. The Purchasers will also acquire, subject to the closing of the purchase under the Securities Purchase Agreement, 3,119,627 shares of Common Stock beneficially owned by Technical Services Partners, L.P. ("TSP"), a limited partnership controlled by Steinhardt Management Company, Inc., for $23,397,202, pursuant to a stock purchase agreement with TSP, dated as of January 18, 1999 (the "TSP Purchase Agreement"). Additionally, 497,766 shares of Common Stock subject to currently exercisable stock options will be purchased by the Purchasers, subject to the closing of the purchases under the Securities Purchase Agreement and the TSP Purchase Agreement, for $3,982,128 from the Company's founders (the "Founders") pursuant to a stock purchase agreement with such Founders, dated as of January 18, 1999 (the "Founders Purchase Agreement") upon the exercise of such options at Closing; the Founders have agreed not to exercise such options until Closing.

     Upon the closing of the Transaction, the Company will grant the Purchasers customary demand and piggyback registration rights with respect to the shares of Common Stock acquired by the Purchasers in the Transaction.

     Concurrently with the closing of the Transaction, Fleming US Discovery Fund III, L.P. and Fleming US Discovery Offshore Fund III, L.P. (the "Preferred Stockholders"), the holders of all outstanding shares of the Company's preferred stock, have agreed to convert all of their preferred stock into 2,250,000 shares of


                                    9 of 18

Common Stock pursuant to a Preferred Stock Conversion and Stockholders Agreement with the Company, dated as of January 18, 1999 (the "Conversion Agreement"). Upon the Closing of the Transaction, the Company will grant the Preferred Stockholders customary demand and piggyback registration rights with respect to the shares of Common Stock issuable upon conversion of their preferred stock in the Transaction.

     Additionally, the Purchasers have entered into a voting and option agreement with TSP, dated as of January 18, 1999 (the "Voting and Option Agreement"), pursuant to which TSP granted Purchasers an option to purchase 3,119,627 shares of Common Stock (representing approximately 30% of the outstanding shares of Common Stock on such date of execution) at a price of $7.50 per share (the "TSP Option"). The TSP Option is exercisable upon the occurrence of certain events causing the termination of the Securities Purchase Agreement. The Purchasers have also entered into a voting agreement with the Preferred Stockholders, dated as of January 18, 1999 (the "Preferred Voting Agreement"), and a voting agreement with Robert T. Walston ("Walston"), the Chief Executive Officer of the Company, dated as of January 18, 1999 (the "Walston Voting Agreement").

     The Voting and Option Agreement, the Preferred Voting Agreement and the Walston Voting Agreement are referred to herein collectively as the "Voting
Agreements". Under the terms of the Voting Agreements, the Preferred Stockholders, Walston and TSP have agreed to support the Transaction and to vote against any competing transactions that may arise prior to termination of the Securities


                                    10 of 18

Purchase Agreement. As a result of the Voting Agreements, holders of over 50% of the outstanding shares of Common Stock have agreed to vote for the Transaction.

     Additionally, in connection with the Transaction, Walston entered into a new employment agreement (the "Walston Employment Agreement") with the Company, dated as of January 1, 1999. The term of the Walston Employment Agreement will commence on the Closing of the Transaction. Under the terms of the Walston Employment Agreement, subject to the approval by the holders of Common Stock of an amendment to the Company's 1997 Stock Plan to increase the number of shares of Common Stock available for issuance thereunder, the Company will grant Walston options to purchase 2,500,000 shares of Common Stock at an exercise price of $8.00 per share.

     The foregoing descriptions of the Securities Purchase Agreement, the TSP Purchase Agreement, the Founders Purchase Agreement and the Voting Agreements are qualified in their entirety by reference to the Securities Purchase Agreement (and the exhibits thereto), the TSP Purchase Agreement (and the exhibits thereto), the Founders Purchase Agreement (and the exhibits thereto) and the Voting Agreements, which were filed as exhibits to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on January 20, 1999.

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result


                                  11 of 18
in any other acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

     (c) Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

     (d) Pursuant to the Securities Purchase Agreement, upon consummation of the Transaction, the Purchasers will have the right, so long as they beneficially own at least 35% of the then outstanding Common Stock, to cause the Company to nominate and use its best efforts to elect individuals designated by the Purchasers to comprise a majority of the members of the Company's Board of Directors. Furthermore, for so long as the Purchasers beneficially own at least 10% and less than 35% of the then outstanding shares of Common Stock, the Company will continue to be obligated to nominate and use its best efforts to elect individuals designated by the Purchasers as members of the Company's Board of Directors, the number of such directors to decrease in proportion to the Purchasers' ownership of Common Stock.


                                    12 of 18

     Except as set forth above, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in any other changes in the board of directors or management of the Company, or which relate to or would result in
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of January 18, 1998, the Purchasers, WP and EMW may be deemed to beneficially own 7,300,268 shares of Common Stock. As of that date, WPEP may be deemed to beneficially own 6,898,753 of these shares. The Purchasers are controlled by WP. By reason of their respective relationships with WPEP, each of the Reporting Entities may be deemed under Rule 13d-3 under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. As of January 18, 1999, 7,300,268 shares of


                                    13 of 18

Common Stock represented approximately 57.9% of the outstanding shares of Common Stock, based on i) the 10,363,256 shares of Common Stock outstanding as of November 1, 1998, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended November 1, 1998, and ii) the 2,250,000 shares of Common Stock which will be received by the Preferred Stockholders upon conversion of their preferred holdings upon the Closing of the Transaction.

         (b) Pursuant to the Voting Agreements, during the time period from the execution of the Voting Agreements until the Closing, the Purchasers may be deemed to share in the direction of the voting of 3,119,627 shares of Common Stock held by TSP, 1,432,875 shares of Common Stock held by Walston and 2,250,000 shares of Common Stock which the Preferred Stockholders will receive upon conversion of their preferred stock at the Closing, for a total of 6,802,502 shares of Common Stock. In addition, pursuant to the Founders Purchase Agreement, the Founders have agreed not to exercise the stock options (respecting the underlying 497,766 shares of Common Stock the Purchasers will acquire at Closing) until the Closing. As the Voting Agreements also impose restrictions on the transfer of such 6,802,502 shares, the Purchasers may also be deemed to share dispositive power over such shares. Of the aggregate 7,300,268 shares of Common Stock subject to such arrangements, WPEP may be deemed to exercise shared voting and shared dispositive power over 6,898,753 shares of Common Stock. By virtue of ownership and control over the Purchasers, WP and EMW


                                    14 of 18
may be deemed to exercise shared voting and shared dispositive power over all 7,300,268 shares.

     At the present time, none of the Reporting Entities exercises sole voting or sole dispositive power over any Common Stock.

     (c) Except as set forth above, there have been no transactions during the last sixty days which were effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as referred to above, in the Explanatory Note, and in Items 3, 4 and 5 of this statement, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.


                                    15 of 18

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Lionel I. Pincus disclaims any beneficial ownership of the shares of Common Stock reported herein as being beneficially owned by the Reporting Entities.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of January 25, 1999, by and among the Reporting Entities.

     2. Securities Purchase Agreement, dated as of January 18, 1999, among Four Media Company (the "Company") and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as
Exhibit 99.2 to Current Report on Form 8-K filed by the Company on January 20, 1999, under SEC File No. 0-21943 (the "Company Form 8-K").

     3. Stock Purchase Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as Exhibit
99.3 to the Company Form 8-K.


                                    16 of 18

     4. Stock Purchase Agreement, dated as of January 18, 1999, among John H. Donlon, Gavin W. Schutz, Robert Bailey and The Estate of John H. Sabin and
Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as Exhibit 99.4 to the Company Form 8-K.

     5. Preferred Stock Conversion Agreement and Stockholders Agreement, dated as of January 18, 1999, among the Company, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.5 to the Company Form 8-K.

     6.  Voting  Agreement,  dated as of  January  18,  1999,  among  Fleming US
Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.6 to the Company Form 8-K.

     7. Voting Agreement, dated as of January 18, 1999, among Robert T. Walston, Technical Services Partners, L.P. and Warburg,


                                    17 of 18

Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.7 to the Company Form 8-K.

     8. Voting and Option Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.8 to the Company Form 8-K.

     9. Press Release issued by the Company on January 19, 1999, incorporated by reference to the same document included as Exhibit 99.1 to the Company Form 8-K.


                                    18 of 18

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  January 26, 1999              WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                      By: Warburg, Pincus & Co.,
                                          General Partner



                                      By: /s/ Stephen Distler
                                          ----------------------------
                                          Partner



Dated:  January 26, 1999              WARBURG, PINCUS & CO.



                                      By: /s/ Stephen Distler
                                          ----------------------------
                                          Partner



Dated:  January 26, 1999              E.M. WARBURG, PINCUS & CO., LLC



                                      By: /s/ Stephen Distler
                                          ----------------------------
                                          Managing Director

                                  Schedule I
                                  ----------

Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is WP. WP, EMW and WPEP are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             General Partners of WP
                             ----------------------



                                     Present Principal Occupation
                                     in Addition to Position with
                                     WP, and Positions with the
Name                                 Reporting Entities
----                                 -----------------------------

Joel Ackerman                        Managing Director and Member, EMW

Alvaro J. Aguirre                    Managing Director and Member, EMW

Harold Brown                         Senior Managing Director and Member, EMW

W. Bowman Cutter                     Managing Director and Member, EMW

Elizabeth B. Dater                   Managing Director and Member, EMW

Cary J. Davis                        Managing Director and Member, EMW

Stephen Distler                      Managing Director, Member and Treasurer,
                                     EMW

Harold W. Ehrlich                    Managing Director and Member, EMW

Kyle F. Frey                         Managing Director and Member, EMW

John L. Furth                        Managing Director and Member, EMW

Stewart K.P. Gross                   Managing Director and Member, EMW

Patrick T. Hackett                   Managing Director and Member, EMW

Jeffrey A. Harris                    Managing Director and Member, EMW

William H. Janeway                   Senior Managing Director and Member, EMW

Robert Janis                         Managing Director and Member, EMW

Douglas M. Karp                      Managing Director and Member, EMW

Charles R. Kaye                      Managing Director and Member, EMW

Henry Kressel                        Managing Director and Member, EMW

Joseph P. Landy                      Managing Director and Member, EMW

Sidney Lapidus                       Managing Director and Member, EMW

Kewsong Lee                          Managing Director and Member, EMW

Reuben S. Leibowitz                  Managing Director and Member, EMW

S. Joshua Lewis                      Managing Director and Member, EMW

Scott T. Lewis                       Managing Director and Member, EMW

David E. Libowitz                    Managing Director and Member, EMW

Brady T. Lipp                        Managing Director and Member, EMW

Stephen J. Lurito                    Managing Director and Member, EMW

Lynn S. Martin                       Managing Director and Member, EMW

Nancy Martin                         Managing Director and Member, EMW

Edward J. McKinley                   Managing Director and Member, EMW

Rodman W. Moorhead III               Senior Managing Director and Member, EMW

Maryanne Mullarkey                   Managing Director and Member, EMW

Howard H. Newman                     Managing Director and Member, EMW

Gary D. Nusbaum                      Managing Director and Member, EMW

Sharon B. Parente                    Managing Director and Member, EMW

Dalip Pathak                         Managing Director and Member, EMW

Lionel I. Pincus                     Chairman of the Board, CEO, and Managing
                                     Member, EMW; and Managing Partner, Pincus
                                     & Co.

Eugene L. Podsiadlo                  Managing Director and Member, EMW

Ernest H. Pomerantz                  Managing Director and Member, EMW

Brian S. Posner                      Managing Director and Member, EMW

Arnold M. Reichman                   Managing Director and Member, EMW

Roger Reinlieb                       Managing Director and Member, EMW

John D. Santoleri                    Managing Director and Member, EMW

Steven G. Schneider                  Managing Director and Member, EMW

Donald C. Schutltheis                Managing Director and Member, EMW

Sheila N. Scott                      Managing Director and Member, EMW

Harold Sharon                        Managing Director and Member, EMW

Eugene J. Siembieda                  Managing Director and Member, EMW

Barbara Tarmy                        Managing Director and Member, EMW

James E. Thomas                      Managing Director and Member, EMW

Donna M. Vandenbulcke                Managing Director and Member, EMW

John L. Vogelstein                   Vice Chairman and Member, EMW

Elizabeth H. Weatherman              Managing Director and Member, EMW

Patricia F. Widner                   Managing Director and Member, EMW

Pincus & Co.*

NL & Co.**





* New York limited partnership; its primary activity is ownership interest in WP and EMW.
** New York limited partnership; its primary activity is ownership interest in WP.

                                 MEMBERS OF EMW
                                 --------------


                                     Present Principal Occupation
                                     in Addition to Position with
                                     WP, and Positions with the
Name                                 Reporting Entities
----                                 -----------------------------

Joel Ackerman                        Partner, WP

Alvaro J. Aguirre                    Partner, WP

Harold Brown                         Partner, WP

W. Bowman Cutter                     Partner, WP

Elizabeth B. Dater                   Partner, WP

Cary J. Davis                        Partner, WP

Stephen Distler                      Partner, WP

P. Nicholas Edwards(2)

Harold W. Ehrlich                    Partner, WP

Kyle F. Frey                         Partner, WP

John L. Furth                        Partner, WP

Stewart K.P. Gross                   Partner, WP

Patrick T. Hackett                   Partner, WP

Jeffrey A. Harris                    Partner, WP

William H. Janeway                   Partner, WP

Robert Janis                         Partner, WP

Douglas M. Karp                      Partner, WP

Charles R. Kaye                      Partner, WP

Richard H. King(2)

Henry Kressel                        Partner, WP

Rajiv B. Lall(4)

Joseph P. Landy                      Partner, WP

Sidney Lapidus                       Partner, WP

Kewsong Lee                          Partner, WP

Reuben S. Leibowitz                  Partner, WP

S. Joshua Lewis                      Partner, WP

Scott T. Lewis                       Partner, WP

David E. Libowitz                    Partner, WP

Brady T. Lipp                        Partner, WP

Stephen J. Lurito                    Partner, WP

John W. MacIntosh(1)

Lynn S. Martin                       Partner, WP

Nancy Martin                         Partner, WP

Edward J. McKinley                   Partner, WP

James McNaught-Davis(2)

Rodman W. Moorhead III               Partner, WP

Maryanne Mullarkey                   Partner, WP

Howard H. Newman                     Partner, WP

Gary D. Nusbaum                      Partner, WP

Sharon B. Parente                    Partner, WP

Dalip Pathak                         Partner, WP

Lionel I. Pincus                     Managing Partner, WP; Chairman of the
                                     Board and CEO, EMW; Managing Partner,
                                     Pincus & Co.

Eugene L. Podsiadlo                  Partner, WP

Ernest H. Pomerantz                  Partner, WP

Brian S. Posner                      Partner, WP

Arnold M. Reichman                   Partner, WP

Roger Reinlieb                       Partner, WP

John D. Santoleri                    Partner, WP

Steven G. Schneider                  Partner, WP

Donald C. Schultheis                 Partner, WP

Sheila N. Scott                      Partner, WP

Harold Sharon                        Partner, WP

Dominic H. Shorthouse(2)

Eugene J. Siembieda                  Partner, WP

Chang Q. Sun(3)

Barbara Tarmy                        Partner, WP

James E. Thomas                      Partner, WP

Donna M. Vandenbulcke                Partner, WP

John L. Vogelstein                   Partner, WP

Elizabeth H. Weathermen              Partner, WP

Patricia F. Widner                   Partner, WP

Jeremy S. Young(2)

Pincus & Co.*




(1)  Citizen of Canada

(2)  Citizen of United Kingdom

(3)  Citizen of People's Republic of China

(4)  Citizen of India

* New York limited partnership; its primary activity is ownership interest in WP and EMW.

                                  Exhibit Index


     1. Joint Filing Agreement, dated as of January 25, 1999, by and among the Reporting Entities.

     2. Securities Purchase Agreement, dated as of January 18, 1999, among Four Media Company (the "Company") and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as
Exhibit 99.2 to Current Report on Form 8-K filed by the Company on January 20, 1999, under SEC File No. 0-21943 (the "Company Form 8-K").

     3. Stock Purchase Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as Exhibit
99.3 to the Company Form 8-K.

     4. Stock Purchase Agreement, dated as of January 18, 1999, among John H. Donlon, Gavin W. Schutz, Robert Bailey and The Estate of John H. Sabin and
Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., as Purchasers, incorporated by reference to the same document included as Exhibit 99.4 to the Company Form 8-K.

     5. Preferred Stock Conversion Agreement and Stockholders Agreement, dated as of January 18, 1999, among the Company, Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.5 to the Company Form 8-K.

     6. Voting Agreement, dated as of January 18, 1999, among Fleming US Discovery Fund III, L.P., Fleming US Discovery Offshore Fund III, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.6 to the Company Form 8-K.

     7. Voting Agreement, dated as of January 18, 1999, among Robert T. Walston, Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.7 to the Company Form 8-K.

     8. Voting and Option Agreement, dated as of January 18, 1999, among Technical Services Partners, L.P. and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V., incorporated by reference to the same document included as Exhibit 99.8 to the Company Form 8-K.

     9. Press Release issued by the Company on January 19, 1999, incorporated by reference to the same document included as Exhibit 99.1 to the Company Form 8-K.